Panorama Software             Retalix Ltd.           Retalix Ltd.
Brookline PR                  Barry Shaked, CEO      CCG Investor Relations
Shauna MacDonald              Danny Moshaioff, CFO   Crocker Coulson, President
(403)538-5645                (011) 972-9-776-6677    (310) 231-8600
smacdonald@brooklinepr.com   (760) 931-6940          crocker.coulson@ccgir.com


FOR IMMEDIATE RELEASE

             PANORAMA SOFTWARE ANNOUNCES OEM AGREEMENT WITH RETALIX

        Retalix to Offer Retailers State-of-the-Art Business Intelligence
                               Software Solutions

Toronto, ONTARIO, and Ra'anana, Israel, September 14, 2005 -- Retalix Ltd. (Nasdaq: RTLX) , a leading provider of integrated enterprise-wide software solutions for the food retail and distribution industries worldwide, and Panorama Software, a global leader in business intelligence (BI) solutions for the Microsoft platform, announced today that they signed an OEM agreement. Under this agreement, the companies will cooperate to tailor and integrate Panorama's business intelligence solutions into the Retalix headquarters and loyalty management solutions, which Retalix provides to retailers worldwide. By doing so, Retalix customers can analyze their business and redefine the way they manage and use information.

"Retalix is known worldwide for providing integrated enterprise-wide software solutions for the retail industry," said Gil Nizri, Managing Director, East Europe, Israel, Asia Pacific, Panorama Software. "For Panorama, the relationship can empower our position in the global retail market. We are thrilled to confirm our strategic OEM agreement with Retalix. As partners, we can work together to develop products and provide retail customers choice in BI software solutions that best meets their business needs."

As part of the agreement, Panorama will provide business intelligence solutions to Retalix's customer base. By doing so, the customers can analyze their business and redefine the way they manage and use information. Together with Panorama, Retalix will be able to provide more value to their customers to achieve better business results.

"Panorama's BI solutions are a very good fit and complement our retail applications," said Avinoam Bloch, EVP International Operations, Retalix Ltd. "Our customers will gain added value and improve their operations and business results, by utilizing Panorama's powerful reporting and analysis software in conjunction with our world renown synchronized suite of retail applications in the chain's stores and headquarters."

The new OEM agreement highlights a true win-win relationship for both companies. Panorama will gain added exposure in the global retail market, while Retalix gains powerful reporting and analysis software to deliver added value to its customers. The strength of both companies' solutions will help to accelerate retail market share and build new relationships with customers looking to take advantage of these solutions.



About Panorama Software

Panorama Software helps global organizations unlock the hidden value of their information assets to improve business performance and results. Panorama extends the Microsoft Platform through integrated business intelligence and corporate performance management solutions. With Panorama decision makers at all levels and functions can easily analyze data, quickly create and distribute reports, and proactively measure performance. Companies gain a greater understanding of their business and make better decisions. These informed decisions improve profitability, increase revenues, reduce costs and time to market and mitigate competitive risks.

Panorama, a leading innovator of business intelligence solutions, supports customers worldwide in industries such as financial services, manufacturing, healthcare, retail, healthcare, telecommunications and life sciences. Panorama has more than 250 partners in 30 countries, and maintains offices throughout North America and EMEA. More information is available at www.panorama.com.


About Retalix Ltd.

Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #